UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

MUFG Plans Increase in Share of Voting Rights of Mitsubishi UFJ Lease & Finance

Tokyo, November 21, 2007 — Today, Mitsubishi UFJ Financial Group, Inc. (MUFG) resolved a policy of increasing on a consolidated basis its holding of voting rights in its equity-accounted affiliate Mitsubishi UFJ Lease & Finance (MUL) through the acquisition of MUL shares from a number of closely-related parties (‘the closely-related parties’). MUFG will also consider acquiring MUL shares held by group companies of MUFG.

In respect of these purchases, tender offer procedures as specified in the Financial Instruments and Exchange Law (April 13, 1948, Article 25) Section 27-2 are not required and the shares are planned to be acquired by negotiated transactions with each of the closely-related parties.

MUFG intends to implement specific discussions regarding the acquisition of MUL shares with the closely-related parties. Following the planned acquisition, the holding of voting rights in respect of MUL shares is expected to increase from 0% to approximately 7% on a non-consolidated basis and from 18.6% to around 26% on a consolidated basis.

In April 2007 MUL was formed by the merger with Diamond Lease and UFJ Central Lease as MUFG’s core company in leasing business field, a key area of the financial services business. MUFG intends to clearly position the leasing business as one of its core business areas alongside banking, trust banking, securities business, and credit card business and enhance the strategic unity of the Group through the direct investment in MUL and implementation of an increase in its holding of voting rights on a consolidated basis in MUL.

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Contact:
Mitsubishi UFJ Financial Group, Inc.
Public Relations Division
Tel: 81-3-3240-7651